NINE ENERGY SERVICE, INC.

2001 Kirby Drive, Suite 200

Houston, Texas 77019

(281) 730-5100

October 24, 2019

VIA EDGAR

Kevin Dougherty and Laura Nicholson

Office of Energy & Transportation

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Nine Energy Service, Inc.
Registration Statement on Form S-3
Filed September 20, 2019
File No. 333-233875

Ladies and Gentlemen:

This letter sets forth the response of Nine Energy Service, Inc. (the “Company” or “we”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission by letter dated October 11, 2019, with respect to the above referenced Registration Statement on Form S-3 (the “Registration Statement”). For your convenience, the Company’s response is prefaced by the exact text of the Staff’s comments in italicized text.

Staff’s comment: We note that your forum selection provisions in your amended Certificate of Incorporation (Article 10.1) and Bylaws (Section 7.06) identify the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any derivative action. We note also your risk factor entitled “Our charter designates the Court of Chancery...” on page 29 of your Form 10-K for the fiscal year ended December 31, 2018 that discloses certain risks from the charter provision, while not referencing your bylaws provision. Please revise your prospectus to disclose whether these provisions apply to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provisions apply to Securities Act claims, please also revise your prospectus to include related risk factor disclosure, and to state that there is uncertainty as to whether a court would enforce such provisions and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Company’s response: We respectfully acknowledge the Staff’s comment and propose to include in our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019 (which will be filed, and incorporated by reference into the Registration Statement, prior to submitting a request to accelerate the effective date of the Registration Statement) an amended version of the risk factor referenced above to address the Staff’s comment. In particular, the proposed risk factor would (i) reference the forum selection provision in our bylaws in addition to the provision in our charter, (ii) clarify that our forum selection provisions do not apply to actions arising under the Exchange Act and are not intended to apply to actions arising under the Securities Act, (iii) disclose that there exists uncertainty as to whether a court would enforce the forum selection provision with respect to actions arising under the Securities Act, and (iv) clarify that our investors cannot waive our compliance with the federal securities laws and the rules and regulations thereunder. This proposed amended risk factor is set forth in full below, with added text underlined and deleted text struck-through:

Our charter and bylaws designate~~s~~ the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees, or agents.

Our charter and bylaws provide~~s~~ that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees, or agents to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our charter or our bylaws, or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. These exclusive forum provisions are not intended to apply to actions arising under the Exchange Act or the Securities Act of 1933, as amended (the “Securities Act”). The Court of Chancery of the State of Delaware has recently held that a Delaware corporation can only use its constitutive documents to bind a plaintiff to a particular forum where the claim involves rights or relationships that were established by or under Delaware’s corporate law. As a result, to the extent our exclusive forum provisions could be construed to apply to actions arising under the Exchange Act or the Securities Act, there is uncertainty as to whether a court would enforce the forum selection provisions with respect to such claims, and in any event, our investors would not be deemed to have waived compliance with federal securities laws and the rules and regulations thereunder.

Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and consented to, the forum selection provisions of our charter and bylaws ~~described in the preceding sentence~~. These~~is~~ choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees, or agents, which may discourage such lawsuits against us and such persons. Alternatively, if a court were to find these provisions of our charter or bylaws inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition, or results of operations.

* * * *

The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement as soon as possible. Please contact Lanchi D. Huynh of Kirkland & Ellis LLP at (214) 972-1673 with any questions or further comments regarding the Company’s response to the Staff’s comments.

Sincerely,

NINE ENERGY SERVICE, INC.

By:	/s/ Theodore R. Moore

Name:	Theodore R. Moore
Title:	Senior Vice President and General Counsel

cc:	Ann G. Fox, President and Chief Executive Officer, Nine Energy Service, Inc.
Matthew R. Pacey, P.C., Kirkland & Ellis LLP
Lanchi D. Huynh, Kirkland & Ellis LLP

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